SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Castle Brands Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148435100
(CUSIP Number)

Keith M. Pinter
825 Third Avenue, 26th Floor
New York, New York 10022
Telephone: (212) 573-0668
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148435100		13D/A	Page 2 of 4 Pages

1		Names of Reporting Persons Pallini S.p.A. (formerly known as I.L.A.R. S.p.A.)
2		Check The Appropriate Box if a Member of a Group
(see instructions)			(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (see instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,196,801
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,196,801
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,196,801
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☑ (1)
13		Percent of Class Represented by Amount in Row 11 4.58% (2)
14		Type of Reporting Person (see instructions) CO

(1) Excludes 114,412 shares owned by Gabriel Fiduciaria S.v.L., trustee for Virgilio Pallini, an officer and director of, and holder of shareholder voting rights in, the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. Excludes vested options to acquire 155,505 shares owned by Micaela Pallini, an officer and director of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4.

(2) The calculation of the percentage is based on 156,953,950 Common Shares outstanding as of February 12, 2015, as reported by the Issuer.

CUSIP No. 148435100	13D/A	Page 3 of 4 Pages

SCHEDULE 13D/A

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends Item 5 of the Schedule 13D (the “Original 13D”) filed by Pallini S.p.A. (formerly known as I.L.A.R. S.p.A.), a corporation organized under the laws of Italy (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on October 13, 2008, as previously amended by Amendment No. 1 filed by the Reporting Person on March 6, 2014 (as previously amended, the “Amended 13D”) with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Florida corporation and successor by merger to Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below.

Item 5. Interest in Securities of the Issuer

(a) and (b)    Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:

The Reporting Person beneficially owns Common Shares as follows:

Name	Number of Common Shares	Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding

Pallini S.p.A	7,196,801(1)	Sole	Sole	4.58%(2)

(1)	Excludes 114,412 shares owned by Gabriel Fiduciaria S.v.L., trustee for Virgilio Pallini, an officer and director of, and holder of shareholder voting rights in, the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4. Excludes vested options to acquire 155,505 shares owned by Micaela Pallini, an officer and director of the Reporting Person, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4.
(2)	The calculation of the percentage is based on 156,953,950 Common Shares outstanding as of February 12, 2015, as reported by the Issuer.

CUSIP No. 148435100	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 19, 2015

Pallini S.p.A

By: /s/ Virgilio Pallini

Name: Virgilio Pallini

Title: Director